                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                              (Amendment No. 7)(1)

                               BAIRNCO CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    057097107
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2006
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box | |.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 25 Pages)

-------------------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 2 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,110,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,110,200
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,110,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 3 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,110,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,110,200
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,110,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 4 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,110,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,110,200
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,110,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 5 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BZ ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 6 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    HUGH F. CULVERHOUSE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 7 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN J. QUICKE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 8 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ANTHONY BERGAMO
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 9 of 25 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    HOWARD M. LEITNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 10 of 25 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 7 amends the
Schedule 13D as specifically set forth.

      Item 2 is hereby amended and restated to read as follows:

            (a) This  statement is filed by Steel  Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited  liability company  ("Partners  LLC"), BZ Acquisition  Corp., a Delaware
corporation  ("BZA"),  Warren  G.  Lichtenstein,  Hugh F.  Culverhouse,  John J.
Quicke, Anthony Bergamo and Howard M. Leitner. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting  Persons." Each of the  Reporting  Persons is party to that certain  Joint Filing and  Solicitation
Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            Partners LLC is the general  partner of Steel  Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.

            BZA  is  a  wholly  owned  subsidiary  of  Steel  Partners  II.  Mr.
Lichtenstein  is the sole  executive  officer  and  director of BZA. On June 22,
2006,  BZA  commenced a cash tender  offer to  purchase  all of the  outstanding
Shares of the Issuer for $12.00 per Share (the "Tender Offer").

            (b) The principal  business  address of Steel Partners II,  Partners
LLC, BZA, Mr. Lichtenstein and Mr. Quicke is 590 Madison Avenue, 32nd Floor, New
York, New York 10022.

            The  principal  business  address of Mr.  Culverhouse  is SBS Tower,
Suite PH 1-C, 2601 South Bayshore Drive, Miami, Florida 33133.

            The principal business address of Mr. Bergamo is c/o MB Real Estate,
335 Madison Avenue, 14th Floor, New York, New York 10017.

            The  principal  business  address of Mr.  Leitner  is 78335  Griffin
Drive, Palm Desert, California 92211.

            (c) The principal  business of Steel Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting  as the  general  partner  of  Steel  Partners  II.  BZA  has no  current operations  other than those  incident to the Tender Offer and the  Solicitation
(as defined herein).  The principal  occupation of Mr. Lichtenstein is investing in the securities of small cap companies.

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 11 of 25 Pages
----------------------                                    ----------------------

            The  principal  occupation  of Mr.  Culverhouse  is  serving  as the principal  of  Culverhouse  Limited  Partnership  which  invests in real estate, securities and hedge funds.

            The  principal  occupation  of  Mr.  Quicke  is  serving  as a  Vice
President  of Steel  Partners,  Ltd., a  management  and  advisory  company that provides management services to Steel Partners II and its affiliates.

            The principal  occupation of Mr.  Bergamo is serving in a variety of capacities  with  Milstein  Hotel  Group,  a hotel  operator,  most  recently as
Managing Director.

            Mr. Leitner is presently  retired from active  employment.  Prior to
his  retirement,   he  served  as  Senior  Vice  President,   Finance  of  Sequa
Corporation, a diversified industrial company.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs. Lichtenstein,  Culverhouse,  Quicke, Bergamo and Leitner
are citizens of the United States of America.

      Item 4 is hereby amended to add the following:

            On December 29, 2006,  Steel  Partners II filed with the  Securities and Exchange Commission ("SEC") a preliminary consent solicitation  statement in
connection   with  the  anticipated   solicitation  of  written   consents  (the
"Solicitation")  from the  stockholders  of the Issuer to take  certain  actions
without  a  stockholders'   meeting,  as  authorized  by  the  Delaware  General
Corporation  Law (the  "DGCL").  Steel  Partners  II may  deliver  to the Issuer written consents to commence the consent process under the applicable provisions of the  DGCL at such  time  Steel  Partners  II  files  definitive  solicitation materials with the SEC. The first  proposal seeks to remove the current  members of the Board of Directors of the Issuer (the "Board"). The second proposal seeks to amend the  Issuer's  Amended and  Restated  Bylaws (the  "Bylaws") to fix the
number of directors  serving on the Board at five (5). The third  proposal seeks to amend the Bylaws to provide that any  vacancies on the Board  resulting  from the  removal  of  directors  by the  stockholders  may  only  be  filled  by the stockholders.  The fourth proposal seeks to fill the newly created  vacancies on the Board with Warren G.  Lichtenstein,  Hugh F.  Culverhouse,  John J.  Quicke,
Anthony Bergamo and Howard M. Leitner (the "Steel Nominees").

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 12 of 25 Pages
----------------------                                    ----------------------

            Steel  Partners  II  intends  to seek  approval  of these  proposals because it believes  the current  members of the Board are not acting,  and will not act, in the best  interest of the  stockholders  with  respect to the Tender
Offer. Despite the fact that the $12.00 per Share cash price proposed to be paid in the Tender Offer represents a premium of 21% to the last reported sales price per Share on June 15, 2006, the day Steel Partners II informed the Issuer of its proposal to acquire all the  outstanding  Shares,  the Board rejected the Tender
Offer as inadequate  without  making any effort to seriously  discuss the Tender
Offer  with  Steel  Partners  II.  Since  that  time,  despite  having  hired an investment bank to serve as its financial adviser,  the Board has not identified any other strategic alternatives. In addition, the Board has refused to take the steps  necessary to permit Steel  Partners II to consummate the Tender Offer and allow the  stockholders to receive the  consideration to be paid pursuant to the
Tender  Offer,  such as opting  out of  Section  203 of the  DGCL,  and has even created  roadblocks  to Steel  Partners  II's ability to  consummate  the Tender
Offer, such as adopting a "poison pill" rights plan.

            If the  Solicitation  is  successful  and  the  Steel  Nominees  are elected,  they will, subject to their fiduciary duties as directors,  remove the obstacles to the  consummation  of the Tender  Offer by  redeeming  the Issuer's
"poison pill" rights plan and opting out of Section 203 of the DGCL.  This would allow the  Issuer's  stockholders  to have the ability to decide for  themselves whether they want to accept the Tender Offer,  the proposed merger of the Issuer and BZA or other  affiliate of Steel Partners II following the Tender Offer,  or any other third-party  acquisition  proposal.  Due to Mr. Lichtenstein's and Mr.
Quicke's  affiliation with BZA and Steel Partners II, they may be deemed to have an interest in any transaction  between the Issuer and BZA or other affiliate of
Steel  Partners II.  Accordingly,  if the Steel  Nominees  are elected,  Messrs.
Lichtenstein  and Quicke would abstain from any vote of the directors to approve such transaction.

STEEL PARTNERS II STRONGLY  ADVISES ALL  STOCKHOLDERS  OF THE ISSUER TO READ THE
CONSENT SOLICITATION STATEMENT BECAUSE IT CONTAINS IMPORTANT  INFORMATION.  SUCH
CONSENT  SOLICITATION  STATEMENT IS AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE
AT  HTTP://WWW.SEC.GOV.  IN ADDITION,  THE PARTICIPANTS IN THE SOLICITATION WILL
PROVIDE COPIES OF THE DEFINITIVE CONSENT  SOLICITATION  STATEMENT WITHOUT CHARGE
UPON  REQUEST.  REQUESTS  FOR COPIES  SHOULD BE  DIRECTED  TO THE  PARTICIPANTS'
CONSENT  SOLICITOR,  MACKENZIE  PARTNERS,  INC.,  TOLL-FREE AT (800) 322-2885 OR
COLLECT AT (212) 929-5500 OR VIA EMAIL AT BAIRNCO@MACKENZIEPARTNERS.COM.

THE PARTICIPANTS IN THE CONSENT SOLICITATION ARE ANTICIPATED TO BE THE REPORTING
PERSONS.  STOCKHOLDERS  OF THE  ISSUER  MAY  OBTAIN  INFORMATION  REGARDING  THE
PARTICIPANTS'  DIRECT OR INDIRECT INTERESTS,  BY SECURITY HOLDINGS OR OTHERWISE,
IN THE ISSUER BY  REFERRING  TO ITEM 5 OF THIS  SCHEDULE 13D OR THE SCHEDULE 14A
FILED BY STEEL PARTNERS II WITH THE SEC TODAY.

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 13 of 25 Pages
----------------------                                    ----------------------

      Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of Shares reported owned by each person named  herein is based upon  7,291,853  Shares  outstanding  as  reported in the
Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, as filed with the Securities and Exchange Commission on November 13, 2006.

            As of the close of business on December 28, 2006,  Steel Partners II beneficially  owned 1,110,200 Shares,  constituting  approximately  15.2% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,110,200  Shares owned by Steel Partners
II,  constituting  approximately  15.2% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 1,110,200  Shares owned by Steel Partners II,  constituting approximately 15.2% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  1,110,200  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

            Currently,  none of BZA or Messrs.  Culverhouse,  Quicke, Bergamo or
Leitner  beneficially  owns any  Shares.  The  filing of this  Statement  by the
Reporting  Persons,  and the  inclusion  of  information  herein,  shall  not be considered  an admission  that any of such  persons,  for the purpose of Section
13(d) of the Exchange Act, or otherwise, are the beneficial owners of any Shares in which such  persons do not have a pecuniary  interest.  Furthermore,  BZA and
Messrs.   Culverhouse,   Quicke,   Bergamo  and  Leitner  specifically  disclaim
beneficial ownership of the Shares owned by Steel Partners II.

      Item 6 is hereby amended to add the following:

            On December 29, 2006,  the  Reporting  Persons  entered into a Joint
Filing and Solicitation  Agreement in which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of  statements  on Schedule
13D with respect to the  securities  of the Issuer,  (ii) the parties  agreed to solicit  written  consents  or proxies to elect the Steel  Nominees or any other person  designated  by the  Reporting  Persons as directors of the Issuer and to take all other action necessary or advisable to achieve the foregoing, and (iii)
Steel  Partners II agreed to bear all expenses  incurred in connection  with the
Solicitation,  including  approved  expenses  incurred  by any of the parties in connection with the Solicitation or any related transactions, subject to certain limitations.  A copy of the Joint Filing and Solicitation  Agreement is attached as an exhibit hereto and is incorporated herein by reference.

            Pursuant  to letter  agreements,  Steel  Partners  II has  agreed to
indemnify  each  of  the  Steel   Nominees   against  claims  arising  from  the
Solicitation.  The form of letter agreement is attached as an exhibit hereto and is incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 14 of 25 Pages
----------------------                                    ----------------------

      Item 7 is hereby amended to add the following exhibits:

            7.    Joint  Filing and  Solicitation  Agreement  by and among Steel
                  Partners II, L.P.,  Steel  Partners,  L.L.C.,  BZ  Acquisition
                  Corp.,  Warren G. Lichtenstein,  Hugh F. Culverhouse,  John J.
                  Quicke,  Anthony  Bergamo  and Howard M.  Leitner  dated as of
                  December 29, 2006.

            8.    Form of Indemnification Letter Agreement.

            9.    Powers of Attorney of BZ Acquisition Corp.

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 15 of 25 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2006                    STEEL PARTNERS II, L.P.

                                            By: Steel Partners, L.L.C.
                                                General Partner

                                            By: /s/ Lauren Isenman
                                                ---------------------------------
                                                Lauren Isenman
                                                as Attorney in Fact for Warren G. Lichtenstein,
                                                Managing Member

                                            STEEL PARTNERS, L.L.C.

                                            By: /s/ Lauren Isenman
                                                --------------------------------
                                                Lauren Isenman
                                                as Attorney in Fact for Warren G. Lichtenstein,
                                                Managing Member

                                            BZ ACQUISITION CORP.

                                            By: /s/ Lauren Isenman
                                                --------------------------------
                                                Lauren Isenman
                                                as Attorney in Fact for Warren G. Lichtenstein,
                                                President

                                            /s/ Lauren Isenman
                                            ------------------------------------
                                            LAUREN ISENMAN
                                            as Attorney in Fact for Warren G. Lichtenstein,
                                            Individually

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 16 of 25 Pages
----------------------                                    ----------------------

                                            /s/ Hugh F. Culverhouse
                                            ------------------------------------
                                            HUGH F. CULVERHOUSE

                                            /s/ John J. Quicke
                                            ------------------------------------
                                            JOHN J. QUICKE

                                            /s/ Anthony Bergamo
                                            ------------------------------------
                                            ANTHONY BERGAMO

                                            /s/ Howard M. Leitner
                                            ------------------------------------
                                            HOWARD M. LEITNER

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 17 of 25 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                      Page
      -------                                                      ----

1.    Joint Filing  Agreement by and between Steel  Partners
      II,  L.P.  and  Warren  G.  Lichtenstein,  dated as of
      February 14, 2001 (previously filed).                         --

2.    Joint Filing Agreement by and among Steel Partners II,
      L.P., Steel Partners, L.L.C. and Warren G.
      Lichtenstein, dated as of September 8, 2004
      (previously filed).                                           --

3.    Powers of Attorney of Steel Partners II, L.P., Steel
      Partners, L.L.C. and Warren G. Lichtenstein
      (previously filed).                                           --

4.    Press Release, dated June 15, 2006 (previously filed).        --

5.    Letter, dated June 15, 2006, to Luke E. Fichthorn,
      III, Chairman and Chief Executive Officer of the
      Issuer (previously filed).                                    --

6.    Powers of Attorney of Steel Partners II, L.P., Steel
      Partners, L.L.C. and Warren G. Lichtenstein
      (previously filed).                                           --

7.    Joint Filing and Solicitation Agreement by and among
      Steel Partners II, L.P., Steel Partners, L.L.C., BZ
      Acquisition Corp., Warren G. Lichtenstein, Hugh F.
      Culverhouse, John J. Quicke, Anthony Bergamo and
      Howard M. Leitner dated as of December 29, 2006.           18 to 20

8.    Form of Indemnification Letter Agreement.                  21 to 22

9.    Powers of Attorney of BZ Acquisition Corp.                 23 to 25

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 18 of 25 Pages
----------------------                                    ----------------------

                    JOINT FILING AND SOLICITATION AGREEMENT

      WHEREAS,  certain  of  the  undersigned  are  stockholders,   direct  or
beneficial, of Bairnco Corporation, a Delaware corporation ("Bairnco");

      WHEREAS,  Steel  Partners  II,  L.P.,  a  Delaware  limited  partnership
("Steel"),  Steel Partners,  L.L.C., a Delaware limited liability company,  BZ
Acquisition Corp., a Delaware  corporation,  Warren G.  Lichtenstein,  Hugh F.
Culverhouse,  John J.  Quicke,  Anthony  Bergamo and Howard M. Leitner wish to form a group for the  purpose of  soliciting  written  consents  or proxies to elect Warren G.  Lichtenstein,  Hugh F. Culverhouse,  John J. Quicke,  Anthony
Bergamo  and  Howard  M.  Leitner  or  any  other  person  designated  by  the undersigned  as directors of Bairnco and taking all other action  necessary or advisable to achieve the foregoing.

      NOW, IT IS AGREED, this 29th day of December 2006 by the parties hereto:

            1. In accordance  with Rule  13d-1(k)(1)(iii)  under the  Securities
Exchange Act of 1934, as amended,  each of the  undersigned  (collectively,  the
"Group")  agrees to the joint filing on behalf of each of them of  statements on
Schedule 13D with respect to the securities of Bairnco. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein,  and is not  responsible  for  the  accuracy  and  completeness  of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

            2. So long as this agreement is in effect,  each of the  undersigned shall provide written notice to Olshan  Grundman Frome  Rosenzweig & Wolosky LLP
("Olshan") of (i) any of their  purchases or sales of securities of Bairnco;  or
(ii) any  securities of Bairnco over which they acquire or dispose of beneficial ownership.  Notice  shall  be  given no later  than 24  hours  after  each  such transaction.

            3. Each of the  undersigned  agrees to solicit  written  consents or proxies to elect Warren G.  Lichtenstein,  Hugh F. Culverhouse,  John J. Quicke,
Anthony  Bergamo and Howard M.  Leitner or any other  person  designated  by the
Group  as  directors  of  Bairnco  and to take all  other  action  necessary  or advisable to achieve the foregoing (the "Solicitation").

            4. Steel agrees to bear all expenses incurred in connection with the
Group's  activities,  including  expenses  incurred by any of the parties in the
Solicitation.  Notwithstanding  the  foregoing,  Steel  shall not be required to reimburse any party for (i)  out-of-pocket  expenses  incurred by a party in the aggregate in excess of $250 without  Steel's  prior written  approval;  (ii) the value of the time of any party;  (iii) legal fees incurred without Steel's prior written approval; or (iv) the costs of any counsel, other than Olshan,  employed in connection  with any pending or threatened  litigation  without Steel's prior written approval.

            5. The  relationship  of the  parties  hereto  shall be  limited  to carrying  on the  business  of the  Group in  accordance  with the terms of this
Agreement.  Such  relationship  shall be construed and deemed to be for the sole and limited  purpose of carrying on such business as described  herein.  Nothing herein  shall be  construed  to  authorize  any party to act as an agent for any other party,  or to create a joint venture or  partnership,  or to constitute an indemnification.  Nothing herein shall restrict any party's right to purchase or sell  securities  of  Bairnco,  as he/it  deems  appropriate,  in  his/its  sole discretion,  provided  that  all such  sales  are  made in  compliance  with all applicable securities laws.

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 19 of 25 Pages
----------------------                                    ----------------------

            6. This  Agreement  may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall constitute one  and  the  same  instrument,  which  may be  sufficiently  evidenced  by one counterpart.

            7. In the event of any dispute arising out of the provisions of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

            8. Any  party  hereto  may  terminate  his  obligations  under  this
Agreement at any time on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

            9. Each party acknowledges that Olshan shall act as counsel for both the Group and Steel.

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 20 of 25 Pages
----------------------                                    ----------------------

      IN WITNESS  WHEREOF,  the parties  hereto have caused this Agreement to be executed as of the day and year first above written.

                                            STEEL PARTNERS II, L.P.

                                            By:  Steel Partners, L.L.C.
                                                 General Partner

                                            By: /s/ Warren G. Lichtenstein
                                                --------------------------------
                                                Name: Warren G. Lichtenstein
                                                Title: Managing Member

                                            STEEL PARTNERS, L.L.C.

                                            By: /s/ Warren G. Lichtenstein
                                                --------------------------------
                                                Name: Warren G. Lichtenstein
                                                Title: Managing Member

                                            BZ ACQUISITION CORP.

                                            By: /s/ Warren G. Lichtenstein
                                                --------------------------------
                                                Name: Warren G. Lichtenstein
                                                Title: President

                                            /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            WARREN G. LICHTENSTEIN

                                            /s/ Hugh F. Culverhouse
                                            ------------------------------------
                                            HUGH F. CULVERHOUSE

                                            /s/ John J. Quicke
                                            ------------------------------------
                                            JOHN J. QUICKE

                                            /s/ Anthony Bergamo
                                            ------------------------------------
                                            ANTHONY BERGAMO

                                            /s/ Howard M. Leitner
                                            ------------------------------------
                                            HOWARD M. LEITNER

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 21 of 25 Pages
----------------------                                    ----------------------

                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                December 29, 2006

-------------
-------------
-------------

                             Re: BAIRNCO CORPORATION

Dear Mr. _________:

      Thank you for  agreeing to serve as a nominee for election to the Board of
Directors of Bairnco  Corporation  ("Bairnco")  in  connection  with the consent solicitation or proxy  solicitation  that Steel Partners II, L.P.  ("Steel") and its  affiliates  are  considering  undertaking  to elect  directors  (the "Steel
Solicitation").  Your  outstanding  qualifications,  we  believe,  will  prove a valuable  asset to Bairnco  and all of its  stockholders.  This  letter will set forth the terms of our agreement.

      Steel agrees to indemnify and hold you harmless against any and all claims of any nature,  whenever  brought,  arising from the Steel  Solicitation and any related transactions,  irrespective of the outcome; PROVIDED,  however, that you will not be  entitled  to  indemnification  for  claims  arising  from  your own criminal actions, fraud, negligence,  bad faith or willful misconduct;  PROVIDED
FURTHER,  that this  indemnification  agreement  and all of Steel's  obligations hereunder  shall  terminate  upon your  becoming a  director  of  Bairnco.  This indemnification  will include any and all (each, a "Loss") losses,  liabilities, damages,  demands,  claims,  suits,  actions,  judgments,  or causes of  action, assessments,  costs  and  expenses,  including,  without  limitation,  interest, penalties,  reasonable  attorneys'  fees, and any and all  reasonable  costs and
expenses  incurred  in   investigating,   preparing  or  defending  against  any
litigation,  commenced or threatened,  any civil,  criminal,  administrative  or arbitration  action,  or any claim  whatsoever,  and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or  incurred  or suffered  by you,  directly  or  indirectly,  as a result of or arising from the Steel Solicitation and any related transactions.

      In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Steel written notice of such claim or Loss.
Upon  receipt of such  written  notice,  Steel will  provide you with counsel to represent you. Such counsel shall be reasonably  acceptable to you. In addition, you will be reimbursed  promptly for all Losses  suffered by you and as incurred as provided  herein.  Steel may not enter into any  settlement  of loss or claim without your consent unless such  settlement  includes a release of you from any and all liability in respect of such claim.  Steel will not be  responsible  for fees,  costs or expenses of separate  counsel retained by you. You may not enter into any settlement of loss or claim without the written consent of Steel, which consent will not be unreasonably withheld.

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 22 of 25 Pages
----------------------                                    ----------------------

      If you agree to the  foregoing  terms,  please sign below to indicate your acceptance.

                                            Very truly yours,

                                            STEEL PARTNERS II, L.P.

                                            By: Steel Partners, L.L.C.
                                                General Partner

                                            By:
                                                --------------------------------
                                                Warren G. Lichtenstein
                                                Managing Member

ACCEPTED AND AGREED:

--------------------------------

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 23 of 25 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned all documents  relating to the business of BZ Acquisition Corp. including,  but not limited to, all filings with the  Securities and Exchange  Commission,  any stock exchange and any other
regulatory,   administrative   or   similar   authority,   and  all   memoranda,
correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment  or financial  obligation of BZ  Acquisition  Corp. or its affiliates.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 29th day of December, 2006.

BZ ACQUISITION CORP.

By: /s/ Warren G. Lichtenstein
    -------------------------
    Warren G. Lichtenstein
    President

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 24 of 25 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints JACK L. HOWARD signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned all documents  relating to the business of BZ Acquisition Corp. including,  but not limited to, all filings with the  Securities and Exchange  Commission,  any stock exchange and any other
regulatory,   administrative   or   similar   authority,   and  all   memoranda,
correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment  or financial  obligation of BZ  Acquisition  Corp. or its affiliates.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 29th day of December, 2006.

BZ ACQUISITION CORP.

By: /s/ Warren G. Lichtenstein
    -------------------------
    Warren G. Lichtenstein
    President

----------------------                                    ----------------------
CUSIP No. 057097107                   13D                    Page 25 of 25 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints STEVEN WOLOSKY signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned all documents  relating to the business of BZ Acquisition Corp. including,  but not limited to, all filings with the  Securities and Exchange  Commission,  any stock exchange and any other
regulatory,   administrative   or   similar   authority,   and  all   memoranda,
correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment  or financial  obligation of BZ  Acquisition  Corp. or its affiliates.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 29th day of December, 2006.

BZ ACQUISITION CORP.

By: /s/ Warren G. Lichtenstein
    -------------------------
    Warren G. Lichtenstein
    President